[TELEMAR Letterhead]
December 29, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Re:  Telemar Participações S.A.
Withdrawal of Registration Statement on Form F-4,
filed May 11, 2006, as amended,
Registration No. 333-133992
Ladies and Gentlemen:
     Telemar Participações S.A. (the “Company”) requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of its Registration Statement on Form F-4 (File No. 333-133992) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2006 and as amended on July 20, 2006, August 28, 2006, September 26, 2006 and September 28, 2006 and declared effective by the SEC on September 29, 2006 (the “F-4 Registration Statement”). The transaction described in the F-4 Registration Statement was not approved by a sufficient number of shareholders in accordance with the procedures set forth in the F-4 Registration Statement. As such, the Company will not proceed with the offering. No shares of the Company’s securities were issued or sold pursuant to the F-4 Registration Statement.
     If you have any questions, please call Jeffrey Kochian at Gibson, Dunn & Crutcher LLP at (212) 351-3953 or Roberto Terziani at the Company at (55 21) 3131-1110.
Very truly yours,
TELEMAR PARTICIPAÇÕES S.A
By:  /s/  JOSÉ AUGUSTO DE GAMA FIGUEIRA
Name:  José Augusto de Gama Figueira
Title:    Executive Officer